GROUPE
CLARINS

TELEFAX – PRESS RELEASE
CLARINS GROUP

82-2960

Group Finance Division **Tuesday 29 June 2004**

SUPPL

Dear Sir or Madam,

Please find enclosed a press release (1 page) from CLARINS Group and concerning the termination of the contract with Procter & Gamble Group for the distribution of its perfumes brands in the USA.

Sincerely yours.

Pankaj CHANDARANA
Group Finance Division

dlw
7/20

Investor Relations Department
Tel.:33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 – E-mail: financials@clarins.net
www.clarins-finance.com or www.clarins.com

GROUPE CLARINS

June 29, 2004

TERMINATION OF THE P&G FRAGRANCES DISTRIBUTION AGREEMENT IN THE UNITED STATES

CLARINS announces that the contract by which **Procter & Gamble** had entrusted Clarins USA Inc. with the distribution of its perfume brands Hugo Boss, Giorgio, Patou, Lacoste and Valentino for the US market will terminate on December 31, 2005. This will mark the end of a mutually beneficial six year venture which has also allowed Clarins to strongly establish its own perfume brands on the American market.

With combined sales, in 2004, approximating 50 M$ in the United States, Clarins' own fragrance brands, Thierry MUGLER and AZZARO, have now reached the critical mass that justifies an independent structure.
The end of the P&G alliance therefore does not call their future into question.

Although not prepared to comment on its specific plans, Clarins USA Inc. remains open to possible new ventures, either with P&G with whom discussions are continuing or with other partners.

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER